HEARTLAND MEDIA ACQUISITION CORP.
3282 Northside Pkwy, Suite 275
Atlanta, Georgia 30327

December 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Stickel and Susan Block

Re:	Heartland Media Acquisition Corp.
Registration Statement on Form S-1
Filed November 26, 2021
File No. 333-261374

Acceleration Request:
Requested Date: December 13, 2021
Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Stickel and Ms. Block:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Heartland Media Acquisition Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-261374) (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Please call Daniel Forman of Proskauer Rose LLP at (212) 969-3096 to provide notice of the effectiveness of the Registration Statement.

[Signature page follows]

HEARTLAND MEDIA ACQUISITION CORP.

By:	/s/ Robert S. Prather, Jr.
Name:	Robert S. Prather, Jr.
Title:	Chief Executive Officer

[Signature Page – Company Acceleration Request]